UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-38072

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NexGen Energy Ltd.

Suite 3150, 1021 – West Hastings Street
Vancouver, B.C., Canada V6E 0C3

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☐       Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

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DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 29, 2019.

NEXGEN ENERGY LTD.

By:	/s/ Bruce Sprague
Name:	Mr. Bruce Sprague
Title:	CFO and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for Periods Ending September 30, 2019 and 2018
99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2019
99.3	Form 52-109F2 Certification of Interim Filings - Chief Executive Officer
99.4	Form 52-109F2 Certification of Interim Filings - Chief Financial Officer